Exhibit 3.2
FIRST POTOMAC REALTY TRUST
ARTICLES SUPPLEMENTARY ESTABLISHING AND FIXING THE RIGHTS AND
PREFERENCES OF A SERIES OF PREFERRED SHARES
     First Potomac Realty Trust, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:
     FIRST: Under the authority contained in the First Amended and Restated Declaration of Trust of the Trust (the “Declaration of Trust”), and pursuant to authority vested by the Trustees of the Trust in the Pricing Committee of the Trustees (the “Pricing Committee”) at a meeting of the Trustees held on December 14, 2010, the Pricing Committee, by resolution approved at a meeting held on January 12, 2011, has classified and designated 4,600,000 Preferred Shares of the Trust (the “Shares”), par value $0.001 per share, as 7.750% Series A Cumulative Redeemable Perpetual Preferred Shares, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, which upon any restatement of the Declaration of Trust, shall be deemed to be part of Article IV of the Declaration of Trust, with any necessary or appropriate changes to the enumeration of sections or subsections hereof. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Declaration of Trust.
7.750% Series A Cumulative Redeemable Perpetual Preferred Shares
     (1) Designation and Number. A series of preferred shares, designated as the “7.750% Series A Cumulative Redeemable Perpetual Preferred Shares” (the “Series A Preferred Shares”), is hereby established. The par value of the Series A Preferred Shares is $0.001 per share. The number of Series A Preferred Shares shall be 4,600,000.
     (2) Ranking. The Series A Preferred Shares will, with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of the Trust, rank (a) senior to the Common Shares (as defined in the Declaration of Trust) and any other Shares, now or hereafter issued and outstanding, the terms of which provide that such Shares rank, as to dividends and upon liquidation, dissolution or winding up of the Trust, junior to such Series A Preferred Shares (“Junior Shares”), (b) on a parity with any other Shares, now or hereafter issued and outstanding, other than the Shares referred to in clauses (a) and (c) (“Parity Shares”); and (c) junior to all Shares the terms of which specifically provide that such Shares rank senior to the Series A Preferred Shares.
     (3) Dividends.
     (a) Holders of the then outstanding Series A Preferred Shares shall be entitled to receive, when, as and if authorized by the Trustees and declared by the Trust, out of funds legally available for payment of dividends, cumulative cash dividends at the rate of 7.750% per annum of the $25.00 liquidation preference of each Series A Preferred Share (equivalent to $1.9375 per annum per share).

     (b) Dividends on each outstanding Series A Preferred Share shall be cumulative from and including the date of original issuance and shall be payable (i) for the period from January 18, 2011 to February 15, 2011 on February 15, 2011 and (ii) for each quarterly distribution period thereafter, quarterly in equal amounts in arrears on the 15th day of each February, May, August and November, commencing on May 15, 2011 (each such day being hereinafter called a “Series A Dividend Payment Date”) at the then applicable annual rate; provided, however, that if any Series A Dividend Payment Date falls on any day other than a Business Day (as defined in Section 8(a)), the dividend which would otherwise have been payable on such Series A Dividend Payment Date may be paid on the next succeeding business day with the same force and effect as if paid on such Series A Dividend Payment Date, and no interest or other sums shall accrue on the amount so payable from such Series A Dividend Payment Date to such next succeeding business day. Each dividend is payable to holders of record as they appear on the share records of the Trust at the close of business on the record date, not exceeding 30 days preceding the applicable Series A Dividend Payment Date, as shall be fixed by the Trustees. Dividends shall accumulate from the date of original issuance or the most recent Series A Dividend Payment Date to which dividends have been paid, whether or not there shall be funds legally available for the payment of such dividends, whether the Trust has earnings or whether such dividends are authorized. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Shares that may be in arrears. Holders of the Series A Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends, as herein provided, on the Series A Preferred Shares. Dividends payable on the Series A Preferred Shares for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series A Preferred Shares for each full dividend period will be computed by dividing the applicable annual dividend rate by four. After full cumulative distributions on the Series A Preferred Shares have been paid or declared and funds therefor set aside for payment with respect to a dividend period, the holders of Series A Preferred Shares will not be entitled to any further distributions with respect to that dividend period.
     (c) No dividends on the Series A Preferred Shares shall be authorized and declared by the Trustees or paid or set apart for payment by the Trust at such time as the terms and provisions of any agreement of the Trust, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.
     (d) So long as any Series A Preferred Shares are outstanding, no dividends, except as described in the immediately following sentence, shall be authorized and declared or paid or set apart for payment on any series or class or classes of Parity Shares for any period unless full cumulative dividends have been declared and paid or are contemporaneously declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series A Preferred Shares for all prior dividend periods. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all dividends authorized and declared upon the Series A Preferred Shares and all dividends authorized and declared upon any other series or class or classes of Parity Shares shall be authorized and declared ratably in proportion to the respective amounts of dividends accumulated and unpaid on the Series A Preferred Shares and such Parity Shares.
     (e) So long as any Series A Preferred Shares are outstanding, no dividends (other than dividends or distributions paid solely in Junior Shares of, or in options, warrants or rights to subscribe for or purchase, Junior Shares) shall be authorized and declared or paid or set apart for payment or other distribution authorized and declared or made upon Junior Shares, nor shall any Junior Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Shares made for purposes of and in compliance with requirements of an employee incentive or benefit plan of the Trust or any subsidiary, or a conversion into or exchange for Junior Shares or Parity Shares or redemptions for the purpose of preserving the Trust’s qualification as a REIT (as defined in the Declaration of Trust)), for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust, directly or indirectly (except by conversion into or exchange for Junior Shares or Parity Shares), unless in each case full cumulative dividends on all outstanding Series A Preferred Shares and any Parity Shares at the time such dividends are payable shall have been paid or set apart for payment for all past dividend periods with respect to the Series A Preferred Shares and all past dividend periods with respect to such Parity Shares.
     (f) Any dividend payment made on the Series A Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.
     (g) Except as provided herein, the Series A Preferred Shares shall not be entitled to participate in the earnings or assets of the Trust.
     (h) As used herein, the term “dividend” does not include dividends payable solely in Junior Shares on Junior Shares, or in options, warrants or rights to holders of Junior Shares to subscribe for or purchase any Junior Shares.
     (4) Liquidation Preference.
     (a) In the event of any liquidation, dissolution or winding up of the Trust, whether voluntary or involuntary, before any payment or distribution of the assets of the Trust shall be made to or set apart for the holders of Junior Shares, the holders of the Series A Preferred Shares shall be entitled to receive $25.00 per share (the “Liquidation Preference”) plus an amount per share equal to all dividends (whether or not declared) accumulated and unpaid thereon to, but not including, the date of final distribution to such holders; but such holders of the Series A Preferred Shares shall not be entitled to any further payment. If, upon any such liquidation, dissolution or winding up of the

Trust, the assets of the Trust, or proceeds thereof, distributable among the holders of the Series A Preferred Shares shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other Parity Shares, then such assets, or the proceeds thereof, shall be distributed among the holders of such Series A Preferred Shares and any such other Parity Shares ratably in accordance with the respective amounts that would be payable on such Series A Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. For the purposes of this Section 4, none of (i) a consolidation or merger of the Trust with one or more entities, (ii) a statutory share exchange or (iii) a sale or transfer of all or substantially all of the Trust’s assets shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Trust.
     (b) Subject to the rights of the holders of Parity Shares, upon any liquidation, dissolution or winding up of the Trust, after payment shall have been made in full to the holders of the Series A Preferred Shares, as provided in this Section 4, any series or class or classes of Junior Shares shall, subject to any respective terms and provisions applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series A Preferred Shares shall not be entitled to share therein.
     (5) Optional Redemption.
     (a) Except as otherwise permitted by the Declaration of Trust, as is necessary in order to maintain the continued qualification of the Trust as a REIT for U.S. federal income tax purposes and/or as otherwise permitted by paragraph (b) and Section 9 below, the Series A Preferred Shares shall not be redeemable by the Trust prior to January 18, 2016. On and after January 18, 2016, the Trust, at its option, upon giving notice as provided below, may redeem the Series A Preferred Shares, in whole or in part, at any time and from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends on the Series A Preferred Shares (whether or not declared), to, but not including, the redemption date (the “Regular Redemption Right”).
     (b) At any time following a Change of Control (as defined below), the Trust will have the option, upon giving notice as provided below, to redeem the Series A Preferred Shares, in whole or in part, within 120 days after the first date on which the Change of Control has occurred (the “Special Redemption Right”), for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends on the Series A Preferred Shares (whether or not declared), to, but not including, the redemption date (the “Special Redemption Price”).
     A “Change of Control” shall be deemed to have occurred at such time after the original issuance of the Series A Preferred Shares when each of the following has occurred:
     (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Trust entitling that person to exercise more than 50% of the total voting power of all shares of the Trust entitled to vote generally in elections of Trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
     (ii) following the closing of any transaction referred to in clause (i) above, neither the Trust nor the acquiring or surviving entity has a class of common securities listed on the NYSE, the NYSE Amex Equities, or NYSE Amex, or NASDAQ, or listed on an exchange that is a successor to the NYSE, NYSE Amex or NASDAQ.
     (c) The following provisions set forth the procedures for redemption pursuant to the Regular Redemption Right.
     (i) A notice of redemption (which may be contingent upon the occurrence of a future event) shall be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the holders of record of the Series A Preferred Shares at their addresses as they appear on the Trust’s share transfer records. A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the redemption of any Series A Preferred Shares except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Shares may be listed or admitted to trading, each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Series A Preferred Shares to be redeemed and, if fewer than all the Series A Preferred Shares held by such holder are to be redeemed, the number or percentage of such Series A Preferred Shares to be redeemed from such holder; (iv) the place or places where the certificates (if any) evidencing the Series A Preferred Shares are to be surrendered for payment of the redemption price and any other documents required in connection with the redemption; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date except as otherwise provided herein.
     (ii) At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series A Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series A Preferred Shares to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates (if any) evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Subject to applicable escheat laws, any monies so deposited which remain unclaimed by the holders of the Series A Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.
     (iii) If fewer than all the outstanding Series A Preferred Shares are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata (as nearly as practicable without creating fractional shares) or by any other equitable method the Trust may choose.
     (iv) Upon any redemption of Series A Preferred Shares, the Trust shall pay any accumulated and unpaid dividends in arrears for any dividend period ending on or prior to the redemption date. If a redemption date falls after a record date for a Series A Preferred Shares dividend payment and prior to the corresponding Series A Dividend Payment Date, then each holder of the Series A Preferred Shares at the close of business on such record date shall be entitled to the dividend payable on such Series A Preferred Shares on the corresponding Series A Dividend Payment Date notwithstanding the redemption of such Series A Preferred Shares before such Series A Dividend Payment Date. Except as provided above, the Trust shall make no payment or allowance for unpaid dividends, whether or not in arrears, on any Series A Preferred Shares called for redemption.
     (v) If full cumulative dividends on the Series A Preferred Shares and any other series or class or classes of Parity Shares have not been paid or declared and set apart for payment, except as otherwise permitted under the Declaration of Trust, the Trust may not purchase, redeem or otherwise acquire Series A Preferred Shares or any Parity Shares other than in exchange for Junior Shares or Parity Shares; provided, however, that, notwithstanding the foregoing, the Trust shall be permitted to purchase Series A Preferred Shares pursuant to a purchase or exchange offer if such offer is made on the same terms to all holders of Series A Preferred Shares; and provided further that the foregoing shall not prevent the purchase by the Trust of Series A Preferred Shares that become Excess Shares.
     (vi) On and after the date fixed for redemption, provided that the Trust has made available at the office of the registrar and transfer agent a sufficient amount of cash to effect the redemption, dividends will cease to accumulate on the Series A Preferred Shares called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related Series A Dividend Payment Date, holders of Series A Preferred Shares on the applicable record date will be entitled on such Series A Dividend Payment Date to receive the dividend payable on such shares on the corresponding Series A Dividend Payment Date), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series A Preferred Shares shall cease except the right to receive the cash payable upon such redemption, without interest from the date of such redemption.
     (d) The following provisions set forth the procedures for redemption pursuant to the Special Redemption Right.
     (i) A notice of redemption shall be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the holders of record of the Series A Preferred Shares at their addresses as they appear on the Trust’s share transfer records. A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the redemption of any Series A Preferred Shares except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Shares may be listed or admitted to trading, each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Series A Preferred Shares to be redeemed and, if fewer than all the Series A Preferred Shares held by such holder are to be redeemed, the number or percentage of such Series A Preferred Shares to be redeemed from such holder; (iv) the place or places where the certificates (if any) evidencing the Series A Preferred Shares are to be surrendered for payment of the redemption price and any other documents required in connection with the redemption; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date except as otherwise provided herein.
     (ii) At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series A Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series A Preferred Shares to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates (if any) evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Subject to applicable escheat laws, any monies so deposited which remain unclaimed by the holders of the Series A Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.
     (iii) Upon the redemption of Series A Preferred Shares, the Trust shall pay any accumulated and unpaid dividends in arrears for any dividend period ending on or prior to the redemption date. If the redemption date falls after a record date for a Series A Preferred Shares dividend payment and prior to the corresponding Series A Dividend Payment Date, then each holder of the Series A

Preferred Shares at the close of business on such record date shall be entitled to the dividend payable on such Series A Preferred Shares on the corresponding Series A Dividend Payment Date notwithstanding the redemption of such Series A Preferred Shares before such Series A Dividend Payment Date. Except as provided above, the Trust shall make no payment or allowance for unpaid dividends, whether or not in arrears, on any Series A Preferred Shares called for redemption.
     (iv) If full cumulative dividends on the Series A Preferred Shares and any other series or class or classes of Parity Shares have not been paid or declared and set apart for payment, except as otherwise permitted under the Declaration of Trust, the Trust may not purchase, redeem or otherwise acquire Series A Preferred Shares or any Parity Shares other than in exchange for Junior Shares or Parity Shares; provided, however, that, notwithstanding the foregoing, the Trust shall be permitted to purchase Series A Preferred Shares pursuant to a purchase or exchange offer if such offer is made on the same terms to all holders of Series A Preferred Shares; and provided further that the foregoing shall not prevent the purchase by the Trust of Series A Preferred Shares that become Excess Shares.
     (v) On and after the date fixed for redemption, provided that the Trust has made available at the office of the registrar and transfer agent a sufficient amount of cash to effect the redemption, dividends will cease to accumulate on the Series A Preferred Shares called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related Series A Dividend Payment Date, holders of Series A Preferred Shares on the applicable record date will be entitled on such Series A Dividend Payment Date to receive the dividend payable on such shares on the corresponding Series A Dividend Payment Date), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series A Preferred Shares shall cease except the right to receive the cash payable upon such redemption, without interest from the date of such redemption.
     (e) Any Series A Preferred Shares that shall at any time have been redeemed, repurchased or otherwise reacquired by the Trust shall, after such redemption, repurchase or reacquisition have the status of authorized but unissued Preferred Shares, without designation as to series until such shares are once more designated as part of a particular series by the Trustees.
     (6) Voting Rights. Except as otherwise set forth herein, the Series A Preferred Shares shall not have any relative, participating, optional or other voting rights or powers, and the consent of the holders thereof shall not be required for the taking of any corporate action. In any matter in which the holders of Series A Preferred Shares are entitled to vote, each such holder shall have the right to one vote for each Series A Preferred Share held by such holder.
     (a) If and whenever six quarterly dividends (whether or not consecutive) payable on the Series A Preferred Shares are in arrears, whether or not declared, the number of Trustees will be increased by two and the holders of Series A Preferred Shares, voting together as a class with the holders of any other series of Parity Shares upon which like voting rights have been conferred and are exercisable (any such other series, the “Voting Preferred Shares”), will have the right to elect two additional Trustees (“Preferred Trustees”) at an annual meeting of shareholders or a properly called special meeting of the holders of the Series A Preferred Shares and such Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such dividends and dividends for the then current quarterly period on the Series A Preferred Shares and such other Voting Preferred Shares have been paid or declared and set aside for payment. Whenever all arrears in dividends on the Series A Preferred Shares and the Voting Preferred Shares then outstanding have been paid and full dividends on the Series A Preferred Shares and the Voting Preferred Shares for the then current quarterly dividend period have been paid in full or declared and set apart for payment in full, then the right of the holders of the Series A Preferred Shares and the Voting Preferred Shares to elect the Preferred Trustees will cease, the terms of office of the Preferred Trustees will forthwith terminate and the number of Trustees will be reduced accordingly; provided, however, the right of the holders of the Series A Preferred Shares and the Voting Preferred Shares to elect the Preferred Trustees will again vest if and whenever six quarterly dividends are in arrears, as described above. If the rights of the holders of the Series A Preferred Shares and any Voting Preferred Shares to elect the Preferred Trustees have terminated in accordance with this Section 6(a) after any record date for the determination of holders of Series A Preferred Shares and any Voting Preferred Shares entitled to vote in any election of directors but before the closing of the polls in such election, holders of the Series A Preferred Shares and any Voting Preferred Shares outstanding as of such record date shall not be entitled to vote in such election of Trustees, unless the rights of the holders of the Series A Preferred Shares and any Voting Preferred Shares to elect the Preferred Trustees has again vested as described above. In no event shall the holders of Series A Preferred Shares be entitled pursuant to these voting rights to nominate or elect a trustee that would cause the Trust to fail to satisfy a requirement relating to trustee independence of any national securities exchange on which any class or series of the Trust’s shares are listed. In class votes with other Voting Preferred Shares, preferred shares of different series shall vote in proportion to the liquidation preference of the preferred shares.
     (b) Preferred Trustees shall be elected by a plurality of the votes cast in the election of such trustees, and each Preferred Trustee will serve until the next annual meeting of the Trust’s shareholders and until his or her successor is duly elected and qualifies, or until such Preferred Trustee’s term of office terminates earlier in accordance with Section 6(a). Holders of outstanding Series A Preferred Shares will be entitled to cast one vote per $25.00 of liquidation preference to which such shares are entitled by their terms (excluding amounts in respect of accumulated and unpaid dividends), for as many individuals as there are Preferred Trustees to be elected. Any Preferred Trustee may be removed at any time, and may be removed only by the affirmative vote of the holders of a majority of the aggregate outstanding Series A Preferred Shares and Voting Preferred Shares of all classes and series with which the holders of Series A Preferred Shares are entitled to vote together as a single class in the election of Preferred Trustees.

At any time that holders of Series A Preferred Shares are entitled to vote in the election of Preferred Trustees, holders of Series A Preferred Shares shall be entitled to vote in the election of a successor to fill a vacancy that results from the removal of a Preferred Trustee.
     (c) At any time that holders of outstanding Series A Preferred Shares are entitled to elect Preferred Trustees pursuant to Section 6(a) and two Preferred Trustees are not then serving, upon the written request of the holders of record of at least 10% of the outstanding Series A Preferred Shares and Voting Preferred Shares of all classes and series with which the holders of Series A Preferred Shares are entitled to vote together as a single class with respect to the election of Preferred Trustees, the secretary of the Trust shall call a special meeting of shareholders of the Trust for the purpose of electing Preferred Trustees, unless such request is received less than 90 days before the date fixed for the next annual meeting of the Trust’s shareholders, in which case, the Preferred Trustees may be elected at such annual meeting or at a separate special meeting.
     (d) So long as any Series A Preferred Shares are outstanding, the approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series A Preferred Shares, voting separately as a class with all other similarly-affected classes and series of Parity Shares upon which like voting rights have been conferred and with which holders of Series A Preferred Shares are entitled to vote as a single class on such matters, either at a meeting of shareholders or by written consent, is required (i) to amend, alter or repeal any provisions of the Declaration of Trust (including these Articles Supplementary), whether by merger, consolidation or otherwise, to affect materially and adversely the voting powers, rights or preferences of the holders of the Series A Preferred Shares, unless in connection with any such amendment, alteration or repeal, the Series A Preferred Shares remain outstanding without the terms thereof being materially changed in any respect adverse to the holders thereof or is converted into or exchanged for preferred shares of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof that are substantially similar to those of the Series A Preferred Shares, or (ii) to authorize, create, or increase the authorized amount of any class or series of Shares having rights senior to the Series A Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up (provided that if such amendment affects materially and adversely the rights, preferences, privileges or voting powers of one or more but not all of the other series of Voting Preferred Shares, the consent of the holders of at least two-thirds of the outstanding shares of each such series so affected is required). However, the Trust may create additional classes of Parity Shares and Junior Shares, amend the Declaration of Trust and these Articles Supplementary to increase the authorized number of Parity Shares (including the Series A Preferred Shares) and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series A Preferred Shares.
     (e) So long as any Series A Preferred Shares remain outstanding, the holders of Series A Preferred Shares, voting together as a single class with the holders of all outstanding and similarly-affected Parity Shares of any class or series upon which like voting rights have been conferred and with which holders of Series A Preferred Shares are entitled to vote together as a single class on such amendments, will have the exclusive right to vote on any amendment to the Declaration of Trust on which holders of Series A Preferred Shares are entitled to vote pursuant to Section 6(d) above and that would alter only the contract rights, as expressly set forth in the Declaration of Trust, of the Series A Preferred Shares and such other class(es) and series of Parity Shares, and the holders of any other class(es) or series of Shares will not be entitled to vote on such an amendment.
     (f) Holders of Series A Preferred Shares shall not be entitled to vote if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Shares have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust or made available at the office of the registrar and transfer agent for the Series A Preferred Shares to effect such redemption.
     (g) In any matter in which the Series A Preferred Shares may vote (as expressly provided herein), each share of Series A Preferred Shares shall entitle the holder thereof to cast one vote per $25.00 of liquidation preference (excluding amounts with respect to accumulated and unpaid dividends).
     (h) The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.
     (7) Information Rights. During any period in which the Trust is not subject to Section 13 or 15(d) of the Exchange Act, and any Series A Preferred Shares are outstanding, the Trust will (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series A Preferred Shares, as their names and addresses appear in the record books of the Trust and without cost to such holders, copies of the annual reports and quarterly reports that the Trust would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any prospective holder of Series A Preferred Shares. The Trust will mail (or otherwise provide) the information to the holders of Series A Preferred Shares within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if the Trust were subject to Section 13 or 15(d) of the Exchange Act of 1934, as amended.

     (8) Additional Restrictions on Ownership and Transfer of Series A Preferred Shares.
     (a) Definitions. For the purposes of this Section 8, all capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Declaration of Trust. The following terms shall have the following meanings:
     “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close. “Series A Preferred Share Ownership Limit” shall mean 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding Series A Preferred Shares. The value of outstanding Series A Preferred Shares of the Trust shall be determined by the Trustees in good faith, which determination shall be conclusive for all purposes.
     (b) Restriction on Ownership and Transfer. In addition to the restrictions on ownership and transfer set forth in Article V of the Declaration of Trust, prior to the Restriction Termination Date, no Person shall Beneficially Own or Constructively Own Series A Preferred Shares in excess of the Series A Preferred Share Ownership Limit.
     (c) Excess Shares. If any Transfer of Series A Preferred Shares (whether or not such Transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Shares in violation of Section 8(b),
     (i) then that number of Series A Preferred Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 8(b) (rounded up to the nearest whole Series A Preferred Share) shall become Excess Shares within the meaning of Section 5.3 of the Declaration of Trust effective as of the close of business on the Business Day prior to the date of such Transfer, and the intended transferee shall acquire no rights in such Series A Preferred Shares; or
     (ii) if the Excess Shares provisions described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 8(b), then the Transfer of that number of Series A Preferred Shares that otherwise would cause any Person to violate Section 8(b) shall be void ab initio, and the intended transferee shall acquire no rights in such Series A Preferred Shares.
          (d) Exceptions.
          (1) Subject to Section 5.2 of the Declaration of Trust, the Trustees of the Trust, in their sole and absolute discretion, may exempt (prospectively or retroactively) a Person from the Series A Preferred Share Ownership Limit if: (i) such Person submits to the Trustees information satisfactory to the Trustees, in their reasonable discretion, demonstrating that such Person is not an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code); (ii) such Person submits to the Trustees information satisfactory to the Trustees, in their reasonable discretion, demonstrating that no Person who is an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code) would be considered to Beneficially Own Series A Preferred Shares in excess of the Series A Preferred Share Ownership Limit by reason of such Person’s ownership of Series A Preferred Shares in excess of the Series A Preferred Share Ownership Limit pursuant to the exemption granted under this subparagraph (1); (iii) such Person submits to the Trustees information satisfactory to the Trustees, in their reasonable discretion, demonstrating that Section 5.2 of the Declaration of Trust will not be violated by reason of such Person’s ownership of Series A Preferred Shares in excess of the Series A Preferred Share Ownership Limit pursuant to the exemption granted under this subparagraph (1); and (iv) such Person provides to the Trustees such representations and undertakings, if any, as the Trustees may, in their reasonable discretion, require to ensure that the conditions in clauses (i), (ii) and (iii) of this subparagraph (1) are satisfied and will continue to be satisfied throughout the period during which such Person owns Series A Preferred Shares in excess of the Series A Preferred Share Ownership Limit pursuant to any exemption thereto granted under this subparagraph (1), and such Person agrees that any violation of such representations and undertakings or any attempted violation thereof will result in the application of the remedies set forth in Section 8(c) hereof with respect to Series A Preferred Shares held in excess of the Series A Preferred Share Ownership Limit with respect to such Person (determined without regard to the exemption granted such Person under this subparagraph (1)).
          (2) Prior to granting any exemption pursuant to Section 8(d)(1) above, the Trustees of the Trust may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Trustees in their sole and absolute discretion, as they may deem necessary or advisable in order to determine or ensure the Trust’s status as a REIT provided, however, that the Trustees shall not be obligated to require a favorable ruling or opinion in order to grant any such exemption. Notwithstanding the receipt of any ruling or opinion, the Trustees may impose such conditions or restrictions as they deem appropriate in connection with granting such exemption.
          (3) Subject to Section 5.2 of the Declaration of Trust, an underwriter that participates in a public offering or a private placement of Series A Preferred Shares (or securities convertible into or exchangeable for Series A Preferred Shares) may Beneficially Own or Constructively Own Series A Preferred Shares (or securities convertible into or exchangeable for Series A Preferred Shares) in excess of the Series A Preferred Share Ownership Limit, but only to the extent necessary to facilitate such public offering or private placement.
          (4) Subject to Section 5.2 of the Declaration of Trust, the Trustees shall exempt (prospectively or retroactively) a Person from the Series A Preferred Share Ownership Limit if the ownership of Series A Preferred Shares in excess of such limit is solely the result of a conversion of some Series A Preferred Shares to Common Shares pursuant to Section 9 hereof.

          (e) Additional Legend. Each certificate for Series A Preferred Shares shall bear the legend required by Section 5.13 of the Declaration of Trust and substantially the following additional language:
“The Series A Preferred Shares represented by this certificate are subject to restrictions on Beneficial and Constructive Ownership and Transfer. Subject to certain further restrictions and except as expressly provided in the Trust’s Declaration of Trust, as amended, no Person may Beneficially or Constructively Own in excess of 9.8% (in value or number of shares, whichever is more restrictive) of the Trust’s Series A Preferred Shares and no Person may Beneficially or Constructively Own Shares with an aggregate value in excess of 8.75% of the value of the outstanding Shares. If these or the other restrictions on transfer or ownership are violated, the Series A Preferred Shares represented hereby will automatically become Excess Shares or a purported Transfer in violation of the restrictions could be void ab initio. In addition, the Trust may take other actions, including redeeming Shares upon the terms and conditions specified by the Trustees in their sole and absolute discretion if the Trustees determine that ownership or a Transfer or other event may violate the restrictions described above.”
          (f) Severability. If any provision of this Section 8 or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.
          (g) NYSE. Nothing herein shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Section 8 or of Article V of the Declaration of Trust and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Section 8 and in Article V of the Declaration of Trust.
          (h) Certain Other Provisions of the Declaration of Trust. Section 5.4 of the Declaration of Trust also shall apply to a violation of Section 8(b) hereof, provided that with respect to a violation of 8(b) hereof, the designation and treatment described in 8(c) shall apply irrespective of any action (or non-action) by the Trustees. Section 5.5 also shall apply to a violation of 8(b) hereof, provided that 15 days prior written notice shall be required in the case of an attempted or proposed violation of Section 8(b) hereof and immediate written notice shall be provided to the Trust in the case of all other Transfers in violation of Section (b). Section 5.8 of the Declaration of Trust also shall apply equally to this Section 8 and the definitions in Section 8(a). Notwithstanding anything contained in this Section 8, all provisions of Article V of the Declaration of Trust continue to apply to all Shares.
          (i) Other Action by the Trustees. Nothing contained in this Section 8 shall limit the authority of the Trustees to take such other action as they deem necessary or advisable to protect the Trust or the interest of the Shareholders by preservation of the Trust’s status as a REIT.
     (9) Conversion Upon a Change of Control. The Series A Preferred Shares are not convertible into or exchangeable for any other property or securities of the Trust, except as provided in this Section 9.
          (a) Upon the occurrence of a Change of Control, each holder of Series A Preferred Shares shall have the right, subject to the Special Redemption Right of the Trust (the “Change of Control Conversion Right”) to convert some or all of the shares of Series A Preferred Shares held by such holder on the relevant Change of Control Conversion Date (as defined herein) into a number of Common Shares per Series A Preferred share (the “Common Share Conversion Consideration”) equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) $25.00, plus (y) an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (as defined herein) except if such Change of Control Conversion Date is after a record date for a Series A Preferred Share dividend payment and prior to the corresponding Series A Dividend Payment Date, in which case the amount pursuant to this clause (i)(y) shall equal $0.00 in respect of such dividend payment to be made on such Series A Dividend Payment Date, by (ii) the Common Share Price (such quotient, the “Conversion Rate”), and (B) 2.187 (the “Share Cap”), subject to the immediately succeeding paragraph.
          The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a Common Share dividend), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Shares as follows: the adjusted Share Cap as the result of a Share Split shall be the number of Common Shares that is equivalent to the product of (i) the Share Cap in effect immediately prior to such Share Split multiplied by (ii) a fraction, the numerator of which is the number of Common Shares outstanding after giving effect to such Share Split and the denominator of which is the number of Common Shares outstanding immediately prior to such Share Split.
          For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of Common Shares (or equivalent Alternative Conversion Consideration, as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 8,748,000 Common Shares (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ over-allotment option to purchase additional Series A Preferred Shares in the initial public offering of Series A Preferred Shares is exercised, not to exceed 10,060,200 Common Shares in total (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a Common Share dividend), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Shares as follows: The adjusted Exchange Cap as the result of a Share Split shall be the number of Common Shares that is equivalent to the product of (i) the Exchange Cap in effect immediately prior to such Share Split multiplied by (ii) a fraction, the numerator of which is the number of Common Shares outstanding after giving effect to such Share Split and the denominator of which is the number of Common Shares outstanding immediately prior to such Share Split.
          In the case of a Change of Control as a result of which holders of Common Shares are entitled to receive consideration other than solely Common Shares, including other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for Common Shares (the “Alternative Form Consideration”), a holder of Series A Preferred Shares shall be entitled thereafter to convert (subject to the Trust’s Special Redemption Right) such Series A Preferred Shares not into Common Shares but solely into the kind and amount of Alternative Form Consideration which the holder of Series A Preferred Shares would have owned or been entitled to receive upon such Change of Control as if such holder of Series A Preferred Stock then held the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; and the Common Share Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the “Conversion Consideration”).
          In the event that holders of Common Shares have the opportunity to elect the form of consideration to be received in such Change of Control, the Trust shall make adequate provision whereby the holders of Series A Preferred Shares shall have a reasonable opportunity to determine the form of consideration into which all of the Series A Preferred Shares, treated as a single class, shall be convertible from and after the effective date of such Change of Control. Such determination shall be based on the weighted average of elections made by the holders of Series A Preferred Shares who participate in such determination, shall be subject to any limitations to which all holders of Common Shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control, and shall be conducted in such a manner as to be completed by the Change of Control Conversion Date.
          As used herein, “Common Share Price” shall mean (i) if the consideration to be received in the Change of Control by holders of Common Shares is solely cash, the amount of cash consideration per Common Share, and (ii) if the consideration to be received in the Change of Control by holders of Common Shares is other than solely cash the average of the closing price per Common Share on the ten consecutive trading days immediately preceding, but not including, the effective date of such Change of Control.
          (b) No fractional Common Shares shall be issued upon the conversion of Series A Preferred Shares. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Share Price.

          (c) Within 15 days following the occurrence of a Change of Control, a notice of occurrence of the Change of Control, describing the resulting Change of Control Conversion Right and the Trust’s right to exercise the Special Redemption Right, shall be delivered to the holders of record of the Series A Preferred Shares at their addresses as they appear on the Trust’s share transfer records and notice shall be provided to the Trust’s transfer agent. A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings for the conversion of any Series A Preferred Shares except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series A Preferred Shares may exercise their Change of Control Conversion Right; (iv) that the Trust may elect to exercise its Special Redemption Right; (v) the method and period for calculating the Common Share Price; (vi) the Change of Control Conversion Date, which shall be a Business Day; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per Series A Preferred Share; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of Series A Preferred Shares must follow to exercise the Change of Control Conversion Right.
          (d) The Trust shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Trust’s website, in any event prior to the opening of business on the first Business Day following any date on which the Trust provides notice pursuant to paragraph (c) above to the holders of Series A Preferred Shares.
          (e) In order to exercise the Change of Control Conversion Right, a holder of Series A Preferred Shares shall deliver, on or before the close of business on the Change of Control Conversion Date, certificates (if any) evidencing the Series A Preferred Shares to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Trust’s transfer agent. Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of Series A Preferred Shares to be converted; and (iii) that the Series A Preferred Shares are to be converted pursuant to the applicable provisions of the Series A Preferred Shares. Notwithstanding the foregoing, if the Series A Preferred Shares are held in global form, such notice shall comply with applicable procedures of the Depository Trust Company (“DTC”). The “Change of Control Conversion Date” shall be a Business Day set forth in the notice of Change of Control provided in accordance with paragraph 9(c) that is no less than 20 days nor more than 35 days after the date on which the Trust gives such notice pursuant to paragraph 9(c).
          (f) Holders of Series A Preferred Shares may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Trust’s transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn Series A Preferred Shares; (ii) if certificated Series A Preferred Shares have been issued, the certificate numbers of the withdrawn Series A Preferred Shares; and (iii) the number of Series A Preferred Shares, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the Series A Preferred Shares are held in global form, the notice of withdrawal shall comply with applicable DTC procedures.
          (g) Series A Preferred Shares as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless the Trust has elected or elects to redeem such Series A Preferred Shares by exercising its Special Redemption Right (by sending the notice required by Section 5(d)(i) hereof) prior to the close of business on the Change of Control Conversion Date. If the Trust elects to redeem Series A Preferred Shares that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such Series A Preferred Shares shall not be so converted and the holders of such shares shall be entitled to receive the Special Redemption Price.
          (h) Notwithstanding anything to the contrary contained herein, no Series A Preferred Shares may be converted into Common Shares if such conversion would cause the holder of such Common Shares to Beneficially Own or Constructively Own, within the meaning of the Declaration of Trust, Common Shares of the Trust in excess of the Common Share Ownership Limit, the Aggregate Share Ownership Limit, or the Constructive Ownership Limit, as such terms are defined in the Declaration of Trust, as applicable.
     (10) Record Holders. The Trust and the transfer agent for the Series A Preferred Shares may deem and treat the record holder of any Series A Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Trust nor the transfer agent shall be affected by any notice to the contrary.
     SECOND: The Shares have been classified and designated by the Pricing Committee under the authority granted by the Trustees pursuant to the powers of the Trustees as contained in the Declaration of Trust. These Articles Supplementary have been approved by the Pricing Committee in accordance with the power delegated to the Pricing Committee by the Trustees in the manner and by the vote required by law.
     THIRD: These Articles Supplementary shall become effective at 9:00 a.m. (Eastern Time) on January 18, 2011.
     FOURTH: The undersigned Chief Financial Officer of the Trust acknowledges these Articles Supplementary to be the corporate act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned Chief Financial Officer of the Trust acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

     IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and attested to by its Secretary on this 14th day of January, 2011.

First Potomac Realty Trust
By:	/s/ Barry H. Bass
Barry H. Bass
Executive Vice President and Chief Financial Officer

ATTEST:
By:	/s/ Joel F. Bonder
Joel F. Bonder
Executive Vice President, General Counsel and Secretary